UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

April 2, 2019

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In the Matter of

OAS Restructuring (BVI) Ltd
Avenida Francisco Matarazzo, No. 1.350,
19th floor, Suite 1.902,
Água Branca, in the city of São Paulo,
State of São Paulo
Federative Republic of Brazil

File Nos. 022-29042 and 022-29042 -01 to -03

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ORDER DECLARING THE APPLICATION FOR QUALIFICATION OF THE TRUST INDENTURE EFFECTIVE PURSUANT TO SECTION 307(c) OF THE TRUST INDENTURE ACT OF 1939, AS AMENDED

OAS Restructuring (BVI) Ltd filed with the Commission an application on Form T-3 and a Form T-1 for the qualification of the indenture identified in those documents, pursuant to Section 307(a) of the Trust Indenture Act of 1939, and the rules thereunder, and has requested acceleration of the effective date of the qualification of the indenture, pursuant to Section 307(c) of the Act.

It is ORDERED that the application shall become effective and the indenture qualified at 5:00 p.m. on April 2, 2019.

Attention is directed to the provisions of Section 324 of the Trust Indenture Act of 1939, as amended, which make unlawful certain representations with respect to the effect of qualification under the Act.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Vanessa A. Countryman
Acting Secretary